UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50006

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 AND ENDING 12/31/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: South Atlantic Enterprises, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6135 Park South Drive   Suite 510
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert L. Abbott, Jr. 919-637-0073 sabbott@jimbobcapital.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Scharf Pera & Co., PLLC
(Name – if individual, state last, first, and middle name)

4600 Park Road Suite 112 Charlotte, NC 28209

(Address)	(City)	(State)	(Zip Code)

9/18/2003   28

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of South Atlantic Enterprises, Inc. _____, as of 12/31 _____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

_____
Notary Public

Mary C Daniel
Notary Public
Mecklenburg County, NC
My Commission Exp 8/25/2026

2-23-23

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
South Atlantic Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of South Atlantic Enterprises, Inc., as of December 31, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to South Atlantic Enterprises, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of South Atlantic Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of South Atlantic Enterprises, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC
We have served as South Atlantic Enterprises, Inc's auditor since 2016
Charlotte, North Carolina
February 23, 2023

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$	543,363
Marketable securities		93,890
Deposit-lease		1,394
	$	**638,647**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	165
Accrued liabilities		193
		358

Stockholder's Equity

Common stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		133,034
Retained earnings		505,155
		638,289
	$	**638,647**

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2022

REVENUE		
Management and investment advisory income	$	316,251
Dividends and interest		4,857
Net trading loss		(31)
		321,077
EXPENSES		
Employee compensation and benefits		120,000
Taxes and licenses		2,950
Payroll taxes		7,633
Technology and communications		1,026
Office expense and other		10,997
Rent/occupancy		8,327
Professional services		15,207
Travel		355
Dues and publications		2,041
		168,536
NET INCOME	$	**152,541**

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Stockholder's Equity January 1, 2022	$ 100	$ 133,034	$ 439,564	$ 572,698
Net Income	-	-	152,541	152,541
Distributions	-	-	(86,950)	(86,950)
Stockholder's Equity December 31, 2022	$ 100	$ 133,034	$ 505,155	$ 638,289

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 152,541
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	27,750
Increase in deposits	(1,069)
Decrease in accounts payable & accrual liabilities	(12,274)
Increase in securities owned	(88,370)
Net cash provided by operating activities	**78,578**
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder distributions	(86,950)
Net cash used in financing activites	**(86,950)**
NET INCREASE IN CASH	(8,372)
Cash and cash equivalents at beginning of year	551,735
Cash and cash equivalents at end of year	**$ 543,363**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	$ -0-
Income taxes	$ -0-

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

Accounting method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulation Authority, and it follows the accounting and record keeping policies established by those agencies.

Revenue recognition

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of the ASC 606 include transaction agreements. The company generally recognizes revenue pursuant to the terms of its transaction agreements at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled.

Other revenue

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

The company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2019.

Use of estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include money market funds or highly liquid investments with original maturities of ninety days or less, other than those used for trading purposes.

Fair value of financial instruments-marketable securities

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Fair value based on other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

The securities owned by the company are all valued using Level 1 inputs. Additionally, the company's financial instruments include cash, accounts payable and accrued expenses. The carrying amounts of these financial instruments approximate fair value due to their short term maturities.

The company had no transfers into or out of Level 1 fair value instruments during 2022, nor did it hold any Level 2 or Level 3 financial instruments during 2022. The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities.

NOTE 2 – MARKETABLE SECURITIES

The company's marketable securities consist of corporate stocks that are valued using Level 1 inputs. As of December 31, 2022 the fair value was $93,890.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2022, not to exceed certain established statutory limits. There was a $20,000 contribution in 2022.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(ii) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – UNCERTAINTIES, CONTINGENCIES AND RISKS

The company maintains cash deposits in various financial institutions which, at times, may exceed Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) insured limits. At December 31, 2022, the company did not exceed insured limits. The company has historically not experienced any losses on its cash deposits in relation to FDIC and SIPC insurance limits.

The company has not accrued a loss contingency as there is no indication that it is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 23, 2023.

In the normal course of business, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting action will not be material to the company's statement of financial condition. The company is not under any current examination as of February 23, 2023 and there are no actions to disclose.

NOTE 6 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, unless the company makes 10 or more trades during the year for its own account. During 2022, the company did not exceed 10 trades. At December 31, 2022, the company had net capital of $473,813. This amount exceeded the required net capital by $468,813. The company's aggregate indebtedness to net capital was .08% for the year ended December 31, 2022.

NOTE 7 – SHORT-TERM LEASES

The company conducts its operations from office space that is leased under an operating lease that is set to expire on March 31, 2023 and has a fixed rate of $725 per month. A second operating lease is set to expire on April 30, 2023 and has a fixed rate of $75 per month. Total future minimum lease payments for 2023 are $2,825.

NOTE 8 – SUBSEQUENT EVENTS

The company evaluated events and/or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure through February 23, 2023 the date the financial statements were available to be issued. No other events or transactions were identified that affect the company's December 31, 2022 financial statements or that require further disclosure.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2022

The accompanying schedules are prepared in accordance with the requirements
and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

TOTAL STOCKHOLDER'S EQUITY	$	638,289
DEDUCTIONS AND/OR CHANGES		
Nonallowable assets		
Deposits	$	(1,394)
Cash		(137,949)
TENTATIVE NET CAPITAL		498,946
Haircuts		(25,133)
NET CAPITAL	$	473,813
AGGREGATE INDEBTEDNESS		
Liabilities	$	358
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.08%
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$	468,813

The net capital reported of $473,813 agrees in all material respects
with the company's computation and amount reported in Part II of Form X-17a-5
(unaudited) FOCUS report as of December 31, 2022

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
As of December 31, 2022

Schedules II, III and IV are not applicable. The company has claimed an exemption from SEC Rule 15c3-3.



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
South Atlantic Enterprises, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) South Atlantic Enterprises, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which South Atlantic Enterprises, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) South Atlantic Enterprises, Inc. stated that South Atlantic Enterprises, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. South Atlantic Enterprises, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about South Atlantic Enterprises, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2023

South Atlantic Enterprises, Inc.
Exemption Provision Under Rule 15c3-3 Report
For the year ended December 31, 2022

South Atlantic Enterprises, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(ii), "All customer transactions cleared through another brokerage-dealer on a fully disclosed basis."

South Atlantic Enterprises, Inc. met, under its best knowledge and belief, exemption15c3-3, provision k(2)(ii) throughout the year ended December 31, 2022 without exception. No customer funds were received during the year ended December 31, 2022.

Robert L. Abbott, Jr.

February 23, 2023